

September 25, 2012

Via E-mail
Mr. Brad J. Pyatt
Principal Executive Officer
MusclePharm Corporation
4721 Ironton Street, Building A
Denver, CO 80239

Re: **MusclePharm Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed April 16, 2012 and Amended on July 2 and July 9, 2012
                 Form 10-Q for the Quarterly Period ended June 30, 2012
                 Filed August 20, 2012
                 File No. 000-53166

Dear Mr. Pyatt:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Consolidated Financial Statements
 (B) Legal Matters, page 18

1. You state that the plaintiff, William Bossung and Bishop Equity Partners LLC, alleges that additional monetary payments are due in respect of a settlement for outstanding warrants. We note that there was a judgment against you and in favor of the plaintiff on April 12, 2012 for the payment of a promissory note in the amount of $355,000.00, accrued interest of $51,117.60 which will continue to accrue until payment and attorney fees and costs as sought by counsel for the plaintiff. Please address the following:

- Explain to us your rationale for the timing of disclosing the legal matter involving the settlement for outstanding warrants herein which was not disclosed in your Form 10-K or March 31, 2012 Form 10-Q.
- Tell us why you have not disclosed the matter involving the April 12, 2012 judgment for payment of a promissory note against you.
- Clarify for us whether and to what extent the April 12, 2012 judgment for payment of a promissory note relates to the settlement of outstanding warrants and clarify if the promissory note is included your debt balance.
- Tell us if any additional expense as a result of the April 12, 2012 judgment against you is owed by you, the amount, and your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant